C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2008 JAN 10 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08000132

Ref : BC/CPP/107/07

BY AIRMAIL

24th December, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

PROCESSED
JAN 14 2008
THOMSON FINANCIAL

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

Dlw 1/10

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 24th December, 2007 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement in relation to the connected transaction regarding the disposal of certain equity interests in Jiangsu Chia Tai Seeds Co., Ltd.
   Date : 20th December, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Notification Announcement in relation to the connected transaction regarding the disposal of certain equity interests in Jiangsu Chia Tai Seeds Co., Ltd.
   Date : 20th December, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONNECTED TRANSACTION

DISPOSAL OF CERTAIN EQUITY INTERESTS IN JIANGSU CHIA TAI SEEDS CO., LTD.

The board of Directors announces that on 20 December 2007, the Company and the Purchaser entered into the Equity Transfer Contract whereby the Company conditionally agreed to dispose of its 60% equity interest in Jiangsu Seeds to the Purchaser at the consideration of US$369,484 (approximately HK$2,881,975).

The Directors, including the independent non-executive Directors, consider that the terms of the Equity Transfer Contract, which were concluded by the parties after arm's length negotiations, are fair and reasonable and are on normal commercial terms and the Equity Transfer Contract is in the interests of the Company and its shareholders as a whole.

The Purchaser is owned as to 50% by Mr. Sumet Jiaravanon, a Director of the Company. Hence, the Purchaser is an associate of Mr. Sumet Jiaravanon and a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constituted a connected transaction for the Company. As the applicable percentage ratios of the Disposal are more than 0.1% but less than 2.5%, the transaction is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval under Chapter 14A of the Listing Rules.

A. THE EQUITY TRANSFER CONTRACT

Date: 20 December 2007

Parties:

(i) the Company

(ii) the Purchaser (a company which is owned as to 50% by a Director)

Transfer of equity interests

Pursuant to the Equity Transfer Contract, the Company conditionally agreed to dispose of its 60% equity interest in Jiangsu Seeds to the Purchaser at the consideration of US$369,484 (approximately HK$2,881,975).

The consideration for the Disposal was determined by commercial negotiations between the parties on an arm's length basis having regard to the net asset value of Jiangsu Seeds of RMB4,655,929 (approximately HK$4,888,725) as at 31 August 2007. The consideration for the Disposal represents 60% (being the equity interest in Jiangsu Seeds being sold by the Company under the Disposal) of the net asset value of Jiangsu Seeds as at 31 August 2007. Pursuant to the Equity Transfer Contract, the consideration for the Disposal is payable in cash by the Purchaser on or before 30 April 2008.

Jiangsu Seeds has been accounted for in the Group's financial results as a jointly controlled entity of the Company. The 60% equity interest in Jiangsu Seeds being sold by the Company under the Disposal represents the Group's entire interest in Jiangsu Seeds. Upon completion of the Disposal, the Group will have no further interest in Jiangsu Seeds.

Condition

The Disposal shall take effect upon the date on which all necessary approvals from the relevant PRC authorities of the transactions contemplated in the Equity Transfer Contract have been obtained.

Information on Jiangsu Seeds

Jiangsu Seeds was established in the PRC on 18 March 1993 as a sino-foreign equity joint venture. The registered capital and total investment of Jiangsu Seeds are US$3,894,037 (approximately HK$30,373,489) and US$5,562,910 (approximately HK$43,390,698) respectively. The registered capital has been fully paid up. The Company is not required to make any contribution in relation to the portion of the total investment in excess of the registered capital to Jiangsu Seeds following the Disposal. As at the date of this announcement, the equity interests in Jiangsu Seeds are owned as to 60% by the Company and 40% by a PRC party which is an Independent Third Party.

Jiangsu Seeds is principally engaged in the production and sale of seeds. The table below sets out certain audited financial information on Jiangsu Seeds (based on the audited accounts of Jiangsu Seeds prepared in accordance with the accounting principles generally accepted in the PRC) for the two years ended 31 December 2006:

	Year ended 31 December 2005		**Year ended 31 December 2006**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	7,071	7,425	6,415	6,736
Loss before taxation	1,973	2,072	3,058	3,211
Taxation	–	–	–	–
Loss after taxation	1,973	2,072	3,058	3,211
Net asset value	8,109	8,514	5,051	5,304

B. REASONS FOR THE DISPOSAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding.

In view of the fact that the seeds business is not the core business of the Group, the Directors consider that the Disposal would enable the Group to dispose of a non-core asset at a reasonable price. The Directors believe that the Disposal is an invaluable opportunity for the Group to streamline its internal resources, and to focus on the Group's existing principal businesses. The Directors, including the independent non-executive Directors, consider that the terms of the Equity Transfer Contract, which were concluded by the parties after arm's length negotiations, are fair and reasonable and are on normal commercial terms and the Equity Transfer Contract is in the interests of the Company and its shareholders as a whole.

After deducting the expenses comprising professional fees and other expenses amounting to approximately RMB57,143 (approximately HK$60,000), the net proceeds of the Disposal of approximately RMB2,687,595 (approximately HK$2,821,975) will be used as the Group's working capital. Taking into account the carrying value of the 60% equity interest in Jiangsu Seeds based on the latest management accounts of Jiangsu Seeds as at 30 November 2007 attributable to the Group of approximately RMB2,955,119 (approximately HK$3,102,875), the Group expects to record in its account a loss of approximately RMB267,524 (approximately HK$280,900) arising from the Disposal.

C. LISTING RULES IMPLICATIONS

The Purchaser is owned as to 50% by Mr. Sumet Jiaravanon, a Director of the Company. Hence, the Purchaser is an associate of Mr. Sumet Jiaravanon and a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constituted a connected transaction for the Company.

As the applicable percentage ratios of the Disposal are more than 0.1% but less than 2.5%, the transaction is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Disposal"	the disposal by the Company to the Purchaser of 60% equity interest in Jiangsu Seeds pursuant to the terms of the Equity Transfer Contract
"Equity Transfer Contract"	the conditional equity transfer contract entered into between the Company and the Purchaser dated 20 December 2007 relating to the Disposal (as amended and supplemented)
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	third party(ies) independent of the Company or any connected persons (as defined in the Listing Rules) of the Company
"Jiangsu Seeds"	江蘇正大種子有限公司 (Jiangsu Chia Tai Seeds Co., Ltd.), a sino-foreign equity joint venture established in the PRC which is owned as to 60% by the Company and 40% by a PRC party which is an Independent Third Party
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Purchaser"	Chia Tai Biotech Company Limited, a company incorporated in Hong Kong with limited liability and whose principal activities are general trading and investment
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC (except the territories of Hong Kong and the Macau Special Administrative Region)

"US$"	United States dollars, the lawful currency of United States
"%"	per cent.

Note:

For the purpose of this announcement, translation of RMB into HK$ and US$ into HK$ are made for illustration purposes only at the exchange rate of RMB1.00 to HK$1.05 and US$1.00 to RMB7.43.

No representation is made that any amount in RMB, HK$ or US$ could have been or could be converted at the above rate or at any other rates at all.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 20 December 2007

As at the date of this announcement, the Board comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTIFICATION
CONNECTED TRANSACTION
DISPOSAL OF CERTAIN EQUITY INTERESTS IN JIANGSU CHIA TAI SEEDS CO., LTD.

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of C.P. Pokphand Co. Ltd. at http://www.cpp.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

This announcement is available for inspection to the public at no charge at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from 9:00 a.m. to 12:45 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays, from today until 21 January, 2008. Copy of the announcement will be provided upon request at no charge.

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong 20 December, 2007

END